                                                                                     Giga-tronics Incorporated
4650 Norris Canyon Road
San Ramon, CA 94583
Tel (925) 328-4650
Fax (925) 328-4700

January 9, 2009

 VIA EDGAR AND U.S. MAIL

Angela Crane, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, D.C. 20549

RE:	Giga-tronics Incorporated
Form 10-K for the year ended March 29, 2008
Filed June 12, 2008
Form 10-Q for the quarter ended September 27, 2008
Filed November 3, 2008
File No. 000-12719

Dear Ms. Crane,

We have received your letter dated December 30, 2008, and the following represents our response to your comments.

Form 10-K for the Year Ended March 29, 2008
Exhibit 31

1. We note that page 38 of your filing included management’s report on internal control over financial reporting as required by Item 308T of Regulation S-K.  As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to internal control over financial reporting.  Refer to Item 601(b)(31) of Regulation S-K.  Please file an amendment to your Form 10-K that included new and corrected certifications.  Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

RESPONSE TO COMMENT NO. 1:

We will file an abbreviated amendment, Form 10-K/A, as instructed above, which updates and corrects language as required in paragraph 4 of Exhibit 31.1 and 31.2. We anticipate filing this amendment approximately January 30, 2009, or will contact you if there will be further delay. Future filings shall include this corrected language on certifications.

Ms. Angela Crane
United States Securities & Exchange Commission
January 8, 2009

Form 10-Q for the period ended September 27, 2008
Item 4T – Controls and Procedures

2.  We note your statement that your chief executive officer and your chief financial officer “concluded that the Company’s disclosure controls and procedures provide reasonable assurances that the information the Company is required to disclose in the reports it files or submits under the Securities Exchange Act on 1934 is recorded, processed, summarized and reported within the time period required by the Commissions’s rules and forms.”  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please revise your disclosure in future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

RESPONSE TO COMMENT NO. 2:

All future filings will be adjusted to reflect our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures.

3.  We also note that your disclosure that your chief executive officer and your chief financial officer “concluded that the Company’s disclosure controls and procedures provide reasonable assurances that the information the Company is required to disclose in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period required by the Commission’s rules and forms” reflects only a part of the definition of disclosure controls and procedures.  Please also revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act rule 13a-15(3).

RESPONSE TO COMMENT NO. 3:

All future filings will be adjusted to reflect our officers’ conclusions that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Ms. Angela Crane
United States Securities & Exchange Commission
January 8, 2009

* * * * * * * * *

As requested by the Staff, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond fully to all of your comments, and where indicated above, will be incorporating correct disclosures into our future filings.  Please let me know if you have further concerns.

Sincerely,

John R. Regazzi
Chief Executive Officer

Patrick J. Lawlor
Chief Financial Officer
/cm

www.gigatronics.com